Seward & Kissel LLP
                               1200 G Street, N.W.
                             Washington, D.C. 20005
                            Telephone: (202) 737-8833
                            Facsimile: (202) 737-5184
                                 www.sewkis.com


                                                     December 15, 2009

VIA EDGAR

Ms. Linda Stirling
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re: AllianceBernstein Cap Fund, Inc. - AllianceBernstein
             U.S. Strategic Research Portfolio
             Post-Effective Amendment No. 86
             File Nos. 2-29901 and 811-1716
             ------------------------------------------------------

Dear Ms. Stirling:

     This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the post-effective amendments to the registration statement filed on Form N-1A of AllianceBernstein Cap Fund, Inc. on behalf of its series, AllianceBernstein U.S. Strategic Research Portfolio (the "Fund"), as provided orally to Young Seo of this office on November 10, 2009. The Staff's comments and our responses are discussed below.

General Comment:    Selective review request in the cover letter should specify which parts of the amendment have recently been reviewed by the Staff and which parts are new.

Comment 1:          Cover Page: The following sentence should be deleted because it is not required by Form N-1A: "The Fund pursues a high risk strategy, using AllianceBernstein Research to identify opportunistic investments in innovation, and is offered as a satellite to supplement core investment strategies".

Response:           We have revised the disclosure in response to this comment.

Comment 2:          Annual Fund Operating Expenses: The row heading, "Total Fund
                    Operating Expenses," should be revised to state "Total
                    Annual Fund Operating Expenses".

Response:           We have revised the disclosure in response to this comment.

Comment 3:          Annual Fund Operating Expenses: The disclosure regarding
                    reimbursement of fees waived in footnote (b) should be simplified.

Response:           We have revised the disclosure in response to this comment.

Comment 4:          Annual Fund Operating Expenses: Footnote (b) should include a description of who can terminate the fee waiver arrangement and under what circumstances.

Response:           We have revised the disclosure in response to this comment.

Comment 5:          Examples: The phrase, "and that all dividends and
                    distributions are reinvested," in the third sentence of the introductory paragraph to Examples should be deleted because it is not required by Form N-1A.

Response:           We have revised the disclosure in response to this comment.

Comment 6:          Examples: The phrase, "as reflected in the Examples," in the last sentence of the introductory paragraph to Examples should be deleted because it is not required by Form N-1A.

Response:           We have revised the disclosure in response to this comment.

Comment 7:          Portfolio Turnover: The sentence, "The portfolio turnover
                    rate may vary from year to year depending on, among other things, market conditions," should be deleted because it is not required by Form N-1A.

Response:           We have revised the disclosure in response to this comment.

Comment 8:          Principal Strategies: The phrase, "multiple industries," in the first sentence of the first paragraph and the phrase, "multiple industry sectors," in the first sentence of the fourth paragraph should be reconciled.

Response:           We have revised the disclosure in response to this comment.

Comment 9:          Principal Strategies: The second sentence of the first
                    paragraph states that "[u]nder normal circumstances, the Fund invests at least 80% of its net assets in securities issued by U.S. companies." A description of the types of securities the Fund invests in should be provided.

Response:           We have revised the disclosure in response to this comment.

Comment 10:         Principal Strategies: The Staff thinks that the Principal
                    Strategies section could be summarized more and that use of bullet points may be helpful to make the disclosure more
                    "Plain English".

Response:           The disclosure mirrors the disclosure of a similarly-managed global fund that was previously reviewed by the Staff in a Rule 485(a) filing made to conform with the new Form N-1A requirements on August 14, 2009. We did not receive this comment on that disclosure. The disclosure for the Fund and the similarly-managed global fund are intended to be substantially identical and we have not revised the Prospectus in response to this comment.

Comment 11:         Principal Strategies: The sentence, "[i]nvestments in new, smaller or less-seasoned companies may offer more reward but may also entail more risk than is generally true or larger, established companies," is not a strategy and should be deleted.

Response:           We have revised the disclosure in response to this comment.

Comment 12:         Principal Strategies: Many of the strategies appear not to be principal strategies.

Response:           We believe the disclosure enhances an investor's
                    understanding of the Fund's strategies and we have not revised the disclosure in response to this comment.

Comment 13:         Principal Strategies: The fourth sentence of the fifth
                    paragraph appears to be a fragmented sentence.

Response:           We have revised the disclosure in response to this comment.

Comment 14:         Portfolio Managers: The inception date should be provided
                    for the length of service for the portfolio managers.

Response:           We have revised the disclosure in response to this comment.

Comment 15:         Purchase and Sale of Fund Shares: The footnote to the
                    Purchase Minimums table should be deleted because it is not required by Form N-1A.

Response:           We have revised the disclosure in response to this comment.

Comment 16:         Payments to Brokers-Dealers and Other Financial
                    Intermediaries: The narrative should conform to the disclosure specified in Form N-1A word-for-word.

Response:           We have revised the disclosure in response to this comment.

                                      * * *

     We hereby acknowledge that (i) the Fund is responsible for the adequacy and accuracy of the disclosures in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
(iii) the Fund may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

     If you have any additional comments or questions, please contact Kathleen Clarke or the undersigned at (202) 737-8833.

                                                     Sincerely,

                                                     /s/ Young Seo
                                                     -------------
                                                         Young Seo


cc:      Andrew L. Gangolf, Esq.
         Stephen J. Laffey, Esq.
         Kathleen K. Clarke, Esq.





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